Date 29/11/2002
Number 58/02

BHP BILLITON ANNOUNCES BOARD APPOINTMENT - DR JOHN BUCHANAN

BHP Billiton today announced the appointment of Dr John Buchanan to the BHP Billiton Board, effective 1st February, 2003. John Buchanan was formerly BP Executive Director and Group Chief Financial Officer, and will act as the Senior Independent Director of BHP Billiton
Plc.

Announcing the appointment, BHP Billiton Chairman Don Argus said:
"The Board is pleased to have secured the services of John Buchanan with his wide international business career, depth of experience in the petroleum industry and his knowledge of the UK investment community.

"John Buchanan has had a distinguished career with BP and his appointment will further strengthen the Board. He will bring valuable expertise and insights to the BHP Billiton Group."

Mr Argus also paid tribute to former BHP Billiton Deputy Chairman
John Jackson, who retired from the Board in November 2002, for his outstanding service to BHP Billiton and the former Billiton Board during the past five years.

"Mr Jackson made a significant contribution to the BHP Billiton Board and, as Senior Independent Director of Billiton plc, played a key role in the merger integration process at Board level.

"The Board benefited immeasurably from his insight, wise counsel and broad business expertise and his contribution as Chairman of the Board Remuneration Committee, in particular, proved invaluable," said Mr Argus.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952	 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202	Mobile: +61 419 404 978
Email: Tracey.Whitehead@bhpbilliton.com


United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com


South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360    Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com


United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 	Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com



CV
--

BUCHANAN, Dr John

Senior Non-Executive Director
BHP Billiton, 2002

Career

BP Plc, 1970-2002
Group Chief Financial Officer, 1996-2002;
Previously Group Treasurer and Director of Finance, Head of Group Corporate Planning for British Petroleum Plc,
Chief Operating Officer and Deputy Chief Executive for BP
Chemicals.

Committees, industry bodies & professional associations

Non-Executive Director The Boots Company Plc
(Remuneration, Audit)
Non-Executive Director Astra Zeneca plc (Remuneration,
Audit)
Member of UK Accountancy Standards Board (1997-2001)

Personal

Born: June 9, 1943, New Zealand
Education: BSc, MSc (First Class Honours), PhD in
Chemistry, Auckland University, New Zealand
ICI Sponsored Post-Doctoral Research Fellowship in Organic
Chemistry, Wolfson College, Oxford University
PMD Programme, Harvard Business School
Family: Married, two children.